UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BUILD-A-BEAR WORKSHOP, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

120076 10 4
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

[       ]Rule 13d-1(b)

[  X  ]Rule 13d-1(c)

[       ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 120076 10 4

1.	Names of Reporting Persons.

BML Investment Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group

(a)         [     ]
(b)         [ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5.	Sole Voting Power

                              0

6.	Shared Voting Power

                              2,099,600 shares (1)

7.	Sole Dispositive Power

                              0

8.	Shared Dispositive Power

                              2,099,600 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,099,600 shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
Not Applicable

11.	Percent of Class Represented by Amount in Row (9)

10.7%

12.	Type of Reporting Person

PN

(1)
BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC.  The managing member of BML Capital Management, LLC is Braden M. Leonard.  As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P.  Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b)(1) of the Exchange Act.

CUSIP No. 120076 10 4

1.	Names of Reporting Persons.

Braden M. Leonard

2.	Check the Appropriate Box if a Member of a Group

(a)         [     ]
(b)         [ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:

5.	Sole Voting Power

                              100,000 shares

6.	Shared Voting Power

                              2,099,600 shares (1)

7.	Sole Dispositive Power

                              100,000 shares

8.	Shared Dispositive Power

                              2,099,600 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,199,600 shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
Not applicable

11.	Percent of Class Represented by Amount in Row (9)

11.2%

12.	Type of Reporting Person

IN

(1)
BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC.  The managing member of BML Capital Management, LLC is Braden M. Leonard.  As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P.  Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b)(1) of the Exchange Act.

Item 1.

(a)	Name of Issuer.

                              Build-A-Bear Workshop, Inc.

(b)	Address of Issuer's Principal Executive Offices.

                              1954 Innerbelt Business Center Drive
                              St. Louis, MO 63114

Item 2.

(a)	Name of Person Filing.

                              BML Investment Partners, L.P.
                              Braden M. Leonard

(b)	Address of Principal Business Office, or, if none, Residence.

                              65 E. Cedar – Suite 2
                              Zionsville, IN 46077

(c)	Citizenship.

                              Delaware
                              United States

(d)	Title of Class of Securities.

                              Common Stock

(e)	CUSIP Number.

                              120076104

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]	Broker or dealer registered under Section 15 of the Act;

(b) [ ]	Bank as defined in Section 3(a)(6) of the Act;

(c) [ ]	Insurance Company as defined in Section 3(a)(19) of the Act;

(d) [ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940;

(e) [ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) [ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) [ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) [ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) [ ]	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k) [ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

                              If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

                              2,199,600 shares

(b)	Percent of class:

                              11.2%

(c)          Number of shares as to which such person has:

                              (i)           Sole power to vote or to direct the vote:

                                     100,000 shares

          (ii)          Shared power to vote or to direct the vote:

                                             2,099,600 shares

                              (iii)         Sole power to dispose or to direct the disposition of:

                                             100,000 shares

                              (iv)         Shared power to dispose or to direct the disposition of:

                                             2,099,600 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [  ].

                      Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

                              Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                              Not applicable

Item 8.	Identification and Classification of Members of the Group.

                              Not applicable

Item 9.	Notice of Dissolution of Group.

                              Not applicable

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2011
BML Investment Partners, L.P.,
a Delaware limited partnership

        By: BML Capital Management, LLC,
        an Indiana limited liability company

               By:/s/ Braden M. Leonard
               Name: Braden M. Leonard
               Title:   Managing Member

Date: February 11, 2011	By:/s/ Braden M. Leonard Braden M. Leonard

Attention:   Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)